UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A. Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045 Publicly Held Company

PRESS RELEASE

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”), in compliance with article 157, paragraph 4 of Federal Law 6,404/76 and Instruction 358/02 and 480/09 issued by the Securities and Exchange Commission of Brazil (CVM), announces to its shareholders and to the market in general that Rumo S.A. (B3: RAIL3) (“Rumo”) started to be directly controlled by the Company, and therefore, it was included in the financial and operating projections disclosed for its subsidiaries and co-controlled companies for the year 2021, due to the Corporate Restructuring concluded on March 08, 2021.

It is worth to mention that there were no changes in the other expectations disclosed by Cosan through the Material Fact on February 11, 2021.

Guidance 2021
(Jan-Dec)
Marketing & Services Brazil	EBITDA (BRL Mln)	2,400 ≤ ∆ ≤ 2,800
	Investments (BRL Mln)	800 ≤ ∆ ≤ 1,000
Marketing & Services Argentina	EBITDA (USD MM)	130 ≤ ∆ ≤ 160
	Investments (USD MM)	160 ≤ ∆ ≤ 200
Compass	EBITDA (BRL Mln)	2,500 ≤ ∆ ≤ 2,800
Gás & Energia	Investments (BRL Mln)	1,500 ≤ ∆ ≤ 1,700
Moove	EBITDA (BRL Mln)	400 ≤ ∆ ≤ 480
Rumo	EBITDA (BRL Mln)	4,000 ≤ ∆ ≤ 4,400
	Investments (BRL Mln)	3,300 ≤ ∆ ≤ 3,900
Guidance
Crop year 2021/22
(Apr/21-Mar/22)
Renewables	EBITDA (BRL Mln)	2,100 ≤ ∆ ≤ 2,350
Sugar	EBITDA (BRL Mln)	2,100 ≤ ∆ ≤ 2,250
Agroindustrial Operation	Volume of Sugarcane Crushed ('000 ton)	60,000 ≤ ∆ ≤ 64,000
	Investments (BRL Mln)	3,000 ≤ ∆ ≤ 3,300

 Main Assumptions:

(i)	EBITDA considers the adjustments highlighted in the Company’s earnings releases each quarter, that is, reflecting the recurring results of operations, excluding any one-off effects.
(ii)	Investments from subsidiaries and co-controlled companies includes assets arising from contracts with clients and excludes acquisitions.
(iii)	Raízen Combustíveis Brasil and Argentina’s results are now presented in the segment entitled as Marketing & Services.
(iv)	Raízen Energia's results are now presented in two different segments: Renewables and Sugar. The sum of these two segments EBITDA is equivalent to the previously result presented as Raízen Energia.

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(v)	Raízen’s Agroindustrial operation, Renewables and Sugar segments follow the crop year, which starts in April and ends in March of next year. Therefore, the guidance announced for this business considers the results from the same period. It is important to mention that the forecasts above mentioned for these segments do not include Biosev’s expected figures, once the transaction was not concluded until now, according to the Material Fact released by the Company on February 8, 2021.
(vi)	The macroeconomic assumptions are based on data from specialized outsourced consultants.

The information provided in this document is only an estimate about the businesses and projections of operating and financial results and, as such, is based primarily on management’s beliefs and assumptions. Such estimates are subject to diverse risk factors and uncertainties, and are based on information currently available, substantially depending on market conditions, performance of the Brazilian economy, the industries operated by the Company and its subsidiaries and international markets and, hence, are subject to change. In view of these uncertainties, investors should not take any investment decision based on these estimates and forward-looking statements, as they are not guarantee of performance. Any change in the perception or in the aforementioned factors can cause actual results to differ from the projections made and disclosed.

São Paulo, May 14, 2021

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer